EXHIBIT 99.1
Allied Capital Corporation
Computation of Earnings to Fixed Charges
($ in Thousands)

	For the Three
	Months Ended
	March 31,	For the Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Net increase (decrease) in net assets resulting from operations(1)	(40,712)	153,303	245,123	872,814	249,486	192,011
Income tax expense (benefit), including excise tax	1,969	13,624	15,221	11,561	2,057	(2,466)

Total earnings (loss) before taxes	(38,743)	166,927	260,344	884,375	251,543	189,545

Fixed Charges:
Interest expense	37,560	132,080	100,600	77,352	75,650	77,233
Rent expense interest factor	403	1,575	1,329	1,089	1,362	890
Dividends on preferred stock	—	10	10	10	62	210

Total fixed charges	37,963	133,665	101,939	78,451	77,074	78,333

Earnings available (deficit) to cover fixed charges	(780)	300,592	362,283	962,826	328,617	267,878
Ratio of earnings to fixed charges	N/A	2.2	3.6	12.3	4.3	3.4

(1)	Net increase (decrease) in net assets resulting from operations includes the net change in unrealized appreciation or depreciation, which is a non-cash item.